S O N F I E L D  &  S O N F I E L D
A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-6666 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com HEATHER VELA Legal Assistant heather@sonfield.com

April 2, 2008

Mr. John Zitko
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:           Integrated Media Holdings
Preliminary Information Statement on Schedule 14C
Filed February 7, 2008
File No. 1-16381

Dear Mr. Zitko:

This letter is in response to your comments dated March 7, 2008 about the captioned filing.  We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

In addition to filing the amended preliminary 14C with EDGAR, and this letter as correspondence with EDGAR, we will overnight to you three (3) clean copies of the Information Statement and one copy with the changes marked.  Each and every revision to this amendment will not be marked because some of the changes are simply rearranging paragraphs, correcting typographical errors, `and similar matters that are not substantive.  However, all of the revisions made in response to your comments are marked.

General

1.
It appears that shareholder approval of the reverse stock split and reincorporation in Nevada are necessary to complete your merger with TelcChem International, Inc. Therefore, please revise your preliminary information statement to provide all the disclosure required by Schedule l4C regarding the merger, including the disclosure under Item 14 of Schedule 14A. See Note A to Schedule 14A. In addition, please provide us with copies of the original and amended definitive merger agreements noted in your Forms 8-K filed on February 6 and 25, 2008.

We are of the opinion that shareholder approval of the reverse split and reincorporation in Nevada are not necessary to complete the merger because the merger was complete with the filing of the Certificate of Merger in Delaware and the Articles of Merger in Nevada.  Nevada law does not require shareholder approval for the conversion of the outstanding preferred stock to common stock.  The description of the merger was characterized as taking place in two steps for the sole purpose of conveying a better understanding to the public that additional actions are to take place after the merger is complete.

The shares of IMHI to be issued to the shareholders of the acquired company have been validly issued and are fully paid and outstanding.  Note A to Schedule 14C provides in relevant part: “For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.”

The Information Statement being reviewed is not a solicitation for any purpose because a majority of the shareholders entitled to vote have approved the acquisition.  Therefore, there is no “…solicitation for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company.” The securities to be used to acquire the specified company have been issued and are outstanding and held beneficially and of record by the former shareholders of the acquired company.

The reverse split will enable the holders who acquired preferred shares of IMHI in the acquisition to convert to common shares.  Item 11 to Schedule 14C and Schedule 14A specifically makes exception for such circumstance in the following language:  If action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant, furnish the following information” (Emphasis added).

A copy of the original and amended definitive merger agreements noted in our Forms 8-K on February 6 and 25, 2008 are attached to this correspondence.

2.
Please disclose the identity of the officers, directors and five percent beneficial owners who approved the actions by written consent and the corresponding amount of shares held by each person that was counted toward majority approval.

An additional table has been added in response to your comment.
3.           Please update your preliminary information statement for the matters disclosed in your Form 8-K filed on February 25, 2008.

      The preliminary information statement has been revised in response to your comment.

4.
You disclose in preliminary information statements filed in April and May 2007 that the holders of a majority of the outstanding shares of capital stock entitled to vote consented in writing to the sale; however, it appears that you did not file a definitive information statement for the transaction. Please provide a detailed legal analysis as to the manner by which you complied with Rules 14c-Z and 14c~5 of the Securities Exchange Act of 1934 in connection with such sale. We may have further comments.

Former management of IMHI was of the opinion that it would be helpful, but not legally necessary, to obtain shareholder approval for the sale of WV Fiber as reported in the Form 10-QSB for the quarter ended September 30, 2007.  Shareholder approval is required only for a sale of all or substantially all of its property and assets of the corporation.1  WV Fiber did not constitute a majority of the business of IMHI measured by gross income or gross assets.  Thus, shareholder approval was not required.

Therefore, because shareholder approval was not required, Rule 14c-2 and 14c-5 are not applicable and the filing and distribution of a Schedule 14C Information Statement was not required.  New management of IMHI understands the application of the Securities Exchange Act of 1934 and the General Corporation Law of Delaware and has concluded not to move forward with the Preliminary Information Statement filed in April-May 2007.

Management filed the preliminary 14C because it was believed necessary to comply with Section 228 of the General Corporation Law of Delaware that provides: “Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders or members who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders or members to take the action were delivered to the corporation as provided in subsection (c) of this section.”2  Therefore because shareholder approval was not required, Section 228(e) does not apply to this transaction.

Information Regarding Beneficial Ownership of Principal Shareholders. Directors and Management

5.	You disclose that the beneficial ownership table assumes completion of the reverse stock split. Please also disclose the current beneficial ownership numbers prior to the reverse stock split.

The information statement has been revised to disclose current beneficial ownership prior to the reverse split.

6.
Please revise to include tabular disclosure relating to each class of equity securities of Integrated Media Holdings outstanding, including each class of preferred stock. Refer to Item 403 of Regulation S-K. Furthermore, since you have more than one class of voting securities, please add a column showing the percent of total voting power held by each person listed in the table.

The information statement has been revised in response to your comment.

7.
Provide the disclosure required by Instruction 7 to Item Regulation S-K Item 403 with respect to the two custodian agreements you reference in footnote (1) to the table. If the parties to the custodian agreements are a group as that term is used in Section 13(d)(3) of the Exchange Act, provide beneficial ownership regarding the group. Provide us with copies of the custodian agreements.

The additional and revised tables in the information statement reflect the name ofthe officers, directors, and 5% shareholders whose securities are held under the terms of the two custodian agreements by reference to footnote (1) to the respective tables.  None of the parties to the custodian agreements are a group, as that term is defined in section 13(d)(3) of the Exchange Act.  Copies of the custodian agreements are included with this correspondence.

1 Section 271 of the General Corporation Law of Delaware.
2 Section 228(e) General Corporation Law of Delaware.

Reincorporation in Nevada

8.	Please clarify the number of shares of IMHI - Nevada that will be issued for each share of the company's common stock. The disclosures under "Questions and Answers" and this section differ.

    The disclosures under “Questions and Answers” have been revised in response to your comment.

Very Truly Yours,

Robert L. Sonfield, Jr.

Managing Director